Exhibit 99.1
ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

ITURAN LOCATION AND CONTROL LTD. PRESENTS
RESULTS FOR THE THIRD QUARTER 2015

Record subscriber growth at 36 thousand in the quarter

AZOUR, Israel – November 18, 2015 – Ituran Location and Control Ltd. (NASDAQ: ITRN, TASE: ITRN), today announced its consolidated financial results for the third quarter ended September 30, 2015.

Highlights of the Third Quarter
•	Record net subscribers adds in the quarter amounting to 36 thousand; total subscribers reached 915,000 as of September 30, 2015;
•	In local currency terms, Ituran continued to demonstrate year-over-year growth in revenue driven by strong subscriber growth;
•	Gross margins at 50.2% and operating margins at 22.4%;
•	Generated $8.8 million in operating cash flow; ended the quarter with $31.5 million in net cash (including marketable securities);
•	Dividend of $3.1 million declared for the quarter;

Third Quarter 2015 Results
Revenues for the third quarter of 2015 were $43.8 million, representing an 5.8% decrease from revenues of $46.5 million in the third quarter of 2014. The significant weakening of the Brazilian Real versus the US Dollar, in addition to weakening of the Israeli Shekel to the US Dollar compared with the third quarter of 2014 reduced the overall revenue level in US Dollars. Excluding the exchange rate impact, the increase in revenues would have been 17% over the third quarter of last year. 72% of revenues were from location based service subscription fees and 28% from product revenues.

Revenues from subscription fees decreased 8.5% over the same period last year. In local currency terms, subscription fees increased 18%, primarily due to the growth in the subscriber base which expanded from 795,000 as of September 30, 2014, to 915,000 as of September 30, 2015.

Product revenues increased by 2% compared with the same period last year. In local currency terms, product revenues grew by 14% compared with product revenues reported in the third quarter in 2014.

Gross profit for the third quarter of 2015 was $22.0 million (50.2% of revenues), a decrease of 11.5% compared with $24.9 million (53.5% of revenues) in the third quarter of 2014. The decrease in the gross margin was mainly due to the weakening of the Brazilian Real and the Israeli Shekel versus the US Dollar. In addition, costs of service revenue increased due to the fast growth in subscribers in the past few quarters.

Operating profit for the third quarter of 2015 was $9.8 million (22.4% of revenues), a decrease of 19% compared with an operating profit of $12.1 million (26.1% of revenues) in the third quarter of 2014. Excluding the impact of the change in exchange rates over the period, the operating profit would have increased by 7% over the third quarter of last year.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

EBITDA for the quarter was $12.5 million (28.6% of revenues), a decrease of 16% compared to an EBITDA of $15.0 million (32.2% of revenues) in the third quarter of 2014. Excluding the impact of the change in exchange rates over the period and one-time costs, the EBITDA would have increased by 11% over the third quarter of last year.

Net profit was US$6.2 million in the third quarter of 2015 (14.1% of revenues) or fully diluted EPS of US$0.29. This is compared with a net profit of US$8.7 million (18.7% of revenues) or fully diluted EPS of US$0.41 in the third quarter of 2014. The decrease in the net profit was mainly due to the weakening of the Brazilian Real and the Israeli Shekel versus the US Dollar.

Cash flow from operations during the quarter was $8.8 million.

As of September 30, 2015, the Company had net cash, including marketable securities, of $31.5 million or $1.50 per share. This is compared with $33.4 million or $1.59 per share as at June 30, 2015.

Dividend
For the third quarter of 2015, a dividend of $3.1 million was declared in line with the Company’s stated policy of issuing at least 50% of net profits in a dividend, on a quarterly basis.

Eyal Sheratzky, Co-CEO of Ituran said, “We are pleased with another quarter of exceptionally strong and record growth in our subscriber base. In only three quarters this year, we have added 98,000 subscribers, compared with 76,000 for the whole of last year. As has been the case throughout the past year, in particular as the Brazilian Real has consistently weakened against the US dollar, our reported US Dollar result do not demonstrate the growth we are seeing in our underlying business, which remains as strong as ever. This strength is ongoing in our operations both in Brazil and Israel, and all signs are that it should continue as indicated by the record growth in subscribers. ”

Continued Mr. Sheratzky, “At the end of the quarter, a jointly-owned JV we set up in Brazil signed an important agreement with a global and leading automaker in Brazil to offer telematics services in that country. This is a milestone and significant step for our business. This will strengthen our market position, as we evolve into a player in the automotive industry after two decades of operating in the aftermarket segment only. As we grow, it will bring us hundreds of thousands of additional subscribers, positioning us as the clear market leader in Brazil. In addition, we see this agreement opening up further future opportunities for us in the Latin American continent.”

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ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Conference Call Information

The Company will also be hosting a conference call later today, November 18, 2015 at 9am Eastern Time. On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls a few minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 866 860 9642 or 1 800 896 9108
ISRAEL Dial-in Number: 03 918 0687
CANADA Dial-in Number: 1 866 485 2399
INTERNATIONAL Dial-in Number:  +972 3 918 0687
At:
9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Ituran’s website.

Certain statements in this press release are "forward-looking statements" within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors.

About Ituran

Ituran provides location-based services, consisting predominantly of stolen vehicle recovery and tracking services, as well as wireless communications products used in connection with its location-based services and various other applications. Ituran offers mobile asset location, Stolen Vehicle Recovery, management & control services for vehicles, cargo and personal security. Ituran’s subscriber base has been growing significantly since the Company’s inception to over 915,000 subscribers distributed globally. Established in 1995, Ituran has over 1,500 employees worldwide, provides its location based services and has a market leading position in Israel, Brazil, Argentina and the United States.

Company Contact	International Investor Relations
Udi Mizrahi udi_m@ituran.com VP Finance, Ituran (Israel) +972 3 557 1348	Ehud Helft ituran@gkir.com GK Investor & Public Relations (US) +1 646 201 9246

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ITURAN LOCATION AND CONTROL LTD.

Condensed Consolidated Interim Financial Statements
as of September 30, 2015

ITURAN LOCATION AND CONTROL LTD.

Condensed Consolidated Interim Financial Statements
as of September 30, 2015

ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	US dollars
	September 30,	December 31,
(in thousands)	2015	2014

Cash and cash equivalents	29,434	38,418
Investments in marketable securities	2,553	2,362
Accounts receivable (net of allowance for doubtful accounts)	27,802	27,960
Other current assets	20,240	22,318
Inventories	11,808	12,164
	91,837	103,222

Long-term investments and other assets
Investments in affiliated companies	4,405	1,016
Investments in other company	81	79
Other non-current assets	1,134	2,091
Deferred income taxes	3,319	2,886
Funds in respect of employee rights upon retirement	7,159	6,642
	16,098	12,714

Property and equipment, net	31,612	31,908

Intangible assets, net	322	452

Goodwill	4,006	4,041

Total assets	143,875	152,337

ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS (cont.)
	US dollars
	September 30,	December 31,
(in thousands)	2015	2014

Current liabilities
Credit from banking institutions	447	-
Accounts payable	10,480	11,658
Deferred revenues	8,737	9,401
Other current liabilities	22,126	23,880
	41,790	44,939

Long-term liabilities
Liability for employee rights upon retirement	10,642	10,229
Provision for contingencies	573	1,373
Deferred revenues	772	1,063
Deferred income taxes	116	150
Others	638	-
	12,741	12,815

Stockholders’ equity	85,662	90,696
Non-controlling interests	3,682	3,887
Total equity	89,344	94,583

Total liabilities and equity	143,875	152,337

ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	US dollars		US dollars
	Nine month period ended September 30,		Three month period ended September 30,
(in thousands except per share data)	2015	2014	2015	2014

Revenues:
Location-based services	95,595	100,737	31,502	34,442
Wireless communications products	36,242	37,843	12,321	12,048
	131,837	138,580	43,823	46,490

Cost of revenues:
Location-based services	34,926	35,527	11,780	12,300
Wireless communications products	29,308	29,611	10,039	9,330
	64,234	65,138	21,819	21,630

Gross profit	67,603	73,442	22,004	24,860
Research and development expenses	1,699	1,895	614	650
Selling and marketing expenses	6,912	6,783	2,287	2,346
General and administrative expenses	28,675	28,950	9,310	9,752
Other income, net	(17)	(63)	(3)	(9)
Operating income	30,334	35,877	9,796	12,121
Financing income (expenses), net	774	1,215	566	1,259
Income before income tax	31,108	37,092	10,362	13,380
Income tax expenses	(9,657)	(11,373)	(3,218)	(3,895)
Share in losses of affiliated companies ,net	(1,482)	(308)	(638)	(107)
Net income for the period	19,969	25,411	6,506	9,378
Less: Net income attributable to non-controlling interest	(1,180)	(1,996)	(346)	(701)
Net income attributable to the Company	18,789	23,415	6,160	8,677

Basic and diluted earnings per share attributable to Company’s stockholders	0.90	1.12	0.29	0.41

Basic and diluted weighted average number of shares outstanding (in thousands)	20,968	20,968	20,968	20,968

ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	US dollars		US dollars
	Nine month period ended September 30,		Three month period ended September 30,
(in thousands)	2015	2014	2015	2014

Cash flows from operating activities

Net income for the period	19,969	25,411	6,506	9,378

Adjustments to reconcile net income to net cash from operating activities:
Depreciation amortization and impairment of goodwill	8,122	8,131	2,739	2,863
Exchange differences on principal of deposit and loans, net	-	(23)	-	-
Losses (gain) in respect of trading marketable securities	(428)	(271)	(224)	(359)
Increase (decrease) in liability for employee rights upon retirement	502	1,294	212	359
Share in losses of affiliated companies, net	1,482	308	638	107
Deferred income taxes	940	(1,209)	1,286	(311)
Capital gains on sale of property and equipment, net	(10)	(19)	(3)	(39)
Decrease (increase) in accounts receivable	(84)	(2,868)	783	2,330
Decrease (increase) in other current assets	(85)	(770)	586	(63)
Decrease (increase) in inventories	251	2,237	(137)	(296)
Increase (decrease) in accounts payable	(1,092)	(912)	(1,946)	209
Decrease in deferred revenues	(864)	(212)	(992)	(236)
Decrease in other current liabilities	(462)	(553)	(612)	(1,071)
Net cash provided by operating activities	28,241	30,544	8,836	12,871

Cash flows from investment activities
Increase in funds in respect of employee rights upon retirement, net of withdrawals	(575)	(540)	(88)	(243)
Capital expenditures	(15,132)	(10,609)	(2,163)	(4,082)
Investments in affiliated companies	(4,639)	-	(2,856)	-
Investment in marketable securities	-	(2,771)	-	-
Deposit in escrow	-	5,005	-	-
Deposit	(321)	(123)	(82)	33
Proceeds from sale of property and equipment	683	1,370	(4)	742
Net cash used in investment activities	(19,984)	(7,668)	(5,193)	(3,550)

Cash flows from financing activities
Short term credit from banking institutions, net	447	(36)	441	3
Acquisition of non-controlling interests	-	(500)	-	(500)
Dividend paid	(14,729)	(15,481)	(3,386)	(4,022)
Dividend paid to non-controlling interest	(1,224)	(2,062)	(688)	(557)
Net cash provided by (used in) financing activities	(15,506)	(18,079)	(3,633)	(5,076)

Effect of exchange rate changes on cash and cash equivalents	(1,735)	(3,490)	(1,564)	(3,008)

Net increase (decrease) in cash and cash equivalents	(8,984)	1,307	(1,554)	1,237
Balance of cash and cash equivalents at beginning of the period	38,418	41,697	30,988	41,767
Balance of cash and cash equivalents at end of the period	29,434	43,004	29,434	43,004

Supplementary information on financing and investing activities not involving cash flows:

In August 2015, the Company declared a dividend in an amount of US$ 3 million. The dividend was paid in October 2015.

During the nine month period ended September 30, 2015, the Company purchased property and equipment in an amount of US$ 15 thousand using a directly related liability.